EXHIBIT 33.1

Report on Assessment of Compliance with Applicable Regulation AB Servicing Criteria

1.              Ford Motor Credit Company LLC (“Ford Credit”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the year ended December 31, 2014 (the “Reporting Period”), including all servicing criteria except for inapplicable servicing criteria identified in paragraph 4 below and the portions of servicing criteria covered by a separate assessment and identified in Appendix A to this report.  The transactions covered by this report include asset-backed securities transactions involving automotive retail installment sale contracts completed on or after January 1, 2006 and registered with the Securities Exchange Commission for which Ford Credit acted as servicer (the “Platform”).

2.              Ford Credit has engaged vendors that are not servicers as defined in Item 1101(j) of Regulation AB to perform specific, limited or scripted activities with respect to the servicing criteria applicable to such vendors’ activities as set forth in Appendix A to this report.  Ford Credit has elected to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to each vendor.  Ford Credit has policies and procedures in place to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria or portion of the servicing criteria applicable to each vendor.

3.              Except as set forth in paragraph 4 below, Ford Credit used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria.

4.              The servicing criteria in Item 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122(d)(3)(i)(D), 1122(d)(3)(iii), and 1122(d)(4)(ix) through 1122(d)(4)(xiii) are inapplicable to Ford Credit based on the activities it performs, directly or through its vendors (including indenture trustees), with respect to the Platform.

5.              Ford Credit has complied, in all material respects, with the applicable servicing criteria as of December 31, 2014 and for the Reporting Period with respect to the Platform taken as a whole.

6.              Ford Credit has not identified and is not aware of any material instance of noncompliance by the vendors with the applicable servicing criteria as of December 31, 2014 and for the Reporting Period with respect to the Platform taken as a whole.

7.              Ford Credit has not identified any material deficiency in its policies and procedures to monitor the compliance by the vendors with the applicable servicing criteria as of December 31, 2014 and for the Reporting Period with respect to the Platform taken as a whole.

8.              PricewaterhouseCoopers LLP, a registered public accounting firm, has issued an attestation report on Ford Credit’s assessment of compliance with the applicable servicing criteria for the Reporting Period.

March 17, 2015
Ford Motor Credit Company LLC

	By:	/s/ Brian E. Schaaf
Brian E. Schaaf
Vice President and Assistant Treasurer

APPENDIX A

Shared Servicing Criteria

Reference	Criteria	Performed Directly by Ford Credit	Performed by Vendor(s) for which Ford Credit is the Responsible Party	Performed by Indenture Trustee
1122(d)(2)(i)

Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days of receipt, or such other number of days specified in the transaction agreements

		Paying to indenture trustee		Depositing to custodial bank accounts
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel	Paying to indenture trustee		Disbursing to investors
1122(d)(2)(iv)

The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements

		Providing indenture trustee instructions for opening accounts for the transaction		Establishing and maintaining accounts for the transaction
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements	Providing indenture trustee instructions for making investor distributions		Remitting to investors
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements	Preparing investor reports		Reconciling remittances to investors

Reference	Criteria	Performed Directly by Ford Credit	Performed by Vendor(s) for which Ford Credit is the Responsible Party	Performed by Indenture Trustee
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool assets	Maintaining security on financed vehicles and obtaining retail installment sale contracts from dealers	Maintaining possession of retail installment sale contracts for lien perfection Reviewing financed vehicle titles for lien notation
1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements	Safeguarding of vehicle titles and documents related to retail installment sale contracts	Safeguarding of retail installment sale contracts
1122(d)(4)(iv)

Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the applicable servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents

		Posting all payments on pool assets to Ford Credit’s obligor records within two business days after receipt	Transferring of obligor payments received at lockbox to Ford Credit
1122(d)(4)(vi)

Changes with respect to the terms or status of an obligor’s pool asset (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents

		Making most extensions, due date changes and related changes to obligor’s pool asset	Handling some extensions and due date changes

Reference	Criteria	Performed Directly by Ford Credit	Performed by Vendor(s) for which Ford Credit is the Responsible Party	Performed by Indenture Trustee
1122(d)(4)(vii)

Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu or foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

		Approving and processing all customer requests for re-writes and transfers of equity to obligor’s pool asset	Researching customer eligibility for some re-writes and transfers of equity on certain categories of obligor’s pool asset
1122(d)(4)(viii)

Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).

		Performing collection efforts on most delinquent pool assets	Performing some early stage collection efforts on certain categories of delinquent pool assets